SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ---------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                 Amendment No. 1


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         Manhattan Pharmaceuticals, Inc.
                         -------------------------------
                                (Name of Issuer)



                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)



                                    563118207
                                    ---------
                                 (CUSIP Number)



                                February 26, 2004
                --------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)
      |X|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


                                Page 1 of 7 Pages

                                  SCHEDULE 13G

CUSIP No. 563118207                                        Page 2 of 7 Pages
--------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Oleoyl-Estrone Developments SL
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Barcelona, Spain
--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER

                                      3,957,037
                             ---------------------------------------------------
       NUMBER                  6)     SHARED VOTING POWER
       OF
       SHARES                         0
       BENEFICIALLY          ---------------------------------------------------
       OWNED BY                7)     SOLE DISPOSITIVE POWER
       EACH
       REPORTING                      3,957,037
       PERSON                ---------------------------------------------------
       WITH                    8)     SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,957,037
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                  |_|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    16.9%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 563118207                                        Page 3 of 7 Pages
-------------------------------------------------------------------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Joan Pons Gimbert
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Spain
--------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

                                       3,957,037(1)
       NUMBER                 --------------------------------------------------
       OF                       6)     SHARED VOTING POWER
       SHARES
       BENEFICIALLY                    0
       OWNED BY               --------------------------------------------------
       EACH                     7)     SOLE DISPOSITIVE POWER
       REPORTING
       PERSON                          3,957,037(1)
       WITH                   --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,957,037(1)
--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                  |_|
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    16.9%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------


----------------------
1 Voting and dispositive power is exercised by Mr. Pons in his capacity as Chief Executive Officer of Oleoyl-Estrone Developments SL ("OED"). Mr. Pons disclaims beneficial ownership of the shares owned by OED.

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

Manhattan Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

787 Seventh Avenue, 48th Floor
New York, New York 10019

Item 2(a).  Name of Persons Filing:

Oleoyl-Estrone Developments SL

Joan Pons Gimbert

Item 2(b).  Address of Principal Business Office or, if None, Residence:

The business address of Oleoyl-Estrone Developments SL is:

      Josep Samitier 1-5
      Barcelona Science Park
      08028 Barcelona, Spain

The business address of Joan Pons Gimbert is:

      c/o Oleoyl-Estrone Developments
      Josep Samitier 1-5
      Barcelona Science Park
      08028 Barcelona, Spain

Item 2(c).  Citizenship or Place of Organization:

Oleoyl-Estrone Developments SL is a company of unlimited duration registered in the Registro Mercantil of Barcelona.

Joan Pons Gimbert is a citizen of Spain.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).  CUSIP Number:

563118207

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_| Broker or Dealer Registered Under Section 15 of the Act
                      (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c)

            (c)   |_| Insurance Company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c)

            (d)   |_| Investment Company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_| Investment Adviser in accordance with ss.
                      240.13d-1(b)(1)(ii)(E)

            (f)   |_| Employee benefit plan or endowment fund in accordance with
                      ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_| Parent Holding Company or control person in accordance
                      with ss.240.13d-1(b)(ii)(G)

            (h)   |_| Savings Association as defined in ss.3(b) of the Federal
                      Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_| Church plan that is excluded from the definition of an
                      investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)  Amount beneficially owned: 3,957,037

            (b)  Percent of class: 16.9%

            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or to direct the vote: 3,957,037

                 (ii)  Shared power to vote or to direct the vote: 0

                 (iii) Sole power to dispose or to direct the disposition of:
                       3,957,037

                 (iv)  Shared power to dispose or to direct the disposition of:
                       0

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

By signing below, each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                       Oleoyl-Estrone Developments SL


                                       By:/s/ Joan Pons Gimbert
                                          -----------------------------
                                          Joan Pons Gimbert
                                          Chief Executive Officer


                                          Joan Pons Gimbert
                                          /s/ Joan Pons Gimbert
                                          -----------------------------
                                          Joan Pons Gimbert


Dated as of May 24, 2004